British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

Schedule A

	X	Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Teryl Resources Corp.	February 28, 2002	02/04/15

ISSUER'S ADDRESS	120 - 3011 Viking Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Richmond	BC	V6V 1W1	604-278-3409	604-278-5996
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
John G. Robertson	President			604-278-5996
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
john@ihiway.com	www.terylresourcs.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John G. Robertson"	John G. Robertson	02/04/22
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Jennifer Lorette"	Jennifer Lorette	02/04/22
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

TERYL RESOURCES CORP.
Quarterly Report to Shareholders for the Quarter Ended February 28,2002

SCHEDULE “B” - SUPPLEMENTARY INFORMATION

1.	ANALYSIS OF EXPENSES AND DEFERRED COSTS:

	(a)	See Schedule “A” – Consolidated Statement of Deferred Exploration and Development Expenditures and Note 7.
	(b)	See Schedule “A” – Consolidated Schedule of Administration Expenditures

2.	RELATED PARTY TRANSACTIONS:

Related Party	Nature of Transactions	Quarter	Year to Date
Companies related to the President of the Company	Management fees	$22,500	$22,500
	Secretarial & Rent	13,500	13,500
Vice President	Administration fees	Nil	Nil

See Schedule A – Notes 3, 10 and 13 for descriptions of Related Parties and advances to and from Related Parties.

3.	SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE QUARTER:

	(a)	There were no securities issued during the quarter.

	(b)	There were no options granted during the quarter.

4.	SUMMARY OF SECURITIES AS AT FEBRUARY 28, 2002:

	(a)	See Note 12 to Schedule “A”.

	(b)	See Note 12 to Schedule “A”.

	(c)	See Note 12 to Schedule “A”.

	(d)	There are no shares subject to Escrow or Pooling agreements

5.	DIRECTORS AND OFFICERS AT FEBRUARY 28, 2002:

List of Directors:	List of Officers:
John Robertson	John Robertson – President and Secretary
Jennifer Lorette	Jennifer Lorette – Vice President
Susanne Robertson	Susanne Robertson – Chief Financial Officer

TERYL RESOURCES CORP.
Quarterly Report to Shareholders for the Quarter Ended February 28, 2002

SCHEDULE “C” - MANAGEMENT DISCUSSION

Note: The following management discussion has been prepared as a summary of activities for the quarter ended February 28, 2002 and of significant subsequent events to the date of this report.

NATURE OF BUSINESS

The Company and its Subsidiary, Teryl, Inc., have gold, silver, diamond and oil and gas properties in Canada and the United States.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks, Alaska mining district. The Gil joint venture, with Kinross Gold Corporation, is divided into two mineralized zones, the Main Gil and the North Gil, of which a total of 45,547 feet of drilling was completed last year (see news release dated November 29, 2000 for details). Additional drilling (3,500 feet), trenching (1,900 feet) was completed this year on the Main Gil, North Gil and other targets on the Gil claims.

The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc. owns a 20% working interest and Kinross Gold has a 80% working interest in the Gil joint venture. Plans for the Gil claims in the 2002 year include the continuation of a detailed exploration plan to further this project.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims located in the Fairbanks Alaska mining district, which it has optioned to Kinross Gold. Kinross may earn a 70% interest in the claims over five years by making payments and conducting exploration. See Schedule “A” Note 7C. Kinross has subsequently terminated the joint venture agreement.

Teryl has subsequently entered into an agreement with BHP Diamond, Inc. through its 40% interest in its subsidiary International Diamond Syndicate along with Major General and Southern Era Resources. BHP will perform specific exploration on the N.W. Territories claims (70,000 acres) to locate a kimberlite pipe. The International Diamond Syndicate has a 16% interest in the joint venture with Major General and Southern Era Resources.

Results of Operations for the period ended February 28, 2002 (“2002”) compared to the period ended February 28, 2001 (“2001”)

Results of operations was a net loss of $ 49,835 ($0.002 per share) as compared to a net income of $ 145,324 ($0.006 per share) for 2000.

In 2001 the Company realized a gain of $ 222,407 on the sale of 69,900 shares of LinuxWizardry Systems Inc. from cash proceeds of $ 240,123,the Company also received $52,598 from proceeds of Option agreements in 2002 the Company had no realized gains. If the Company had not realized these gains and did not have any option proceeds a loss of $ 129,681 would have been reported in 2001.

In 2002 the Oil and Gas operations had net income of $5,071 compared to net loss $5,014 in 2001, which was mainly due to the reworking of the Herrmann and Jancik wells resulting in increased production revenue.

In 2002 expenditures for telephone and telecopier were $ 2,280 compared to $ 21,548 in 2000, due to Teryl Resources incurred less for its share of communication expenditures in 2002 and incurred more on communications in 2001. Some other expenditures in 2002 were slightly higher than in 2001 due to rising costs and increased administration activities, although some costs decreased due to reduced financing transactions.

Significant events and highlights

By way of news release date June 12, 2001 the Company announced that an initial drilling program was to commence in June on the Gil joint venture gold prospect in the Fairbanks, Alaska mining division. The Main and North Gil zones are reported to contain an estimated mineral resource of 10.0 million tons of 0.04 opt of gold totaling 400,000 ounces (see February 14, 2000 news release for details). The Gil claims are adjacent to the Fort Knox deposit which is owned by our joint venture partner Kinross Gold Corporation (TSE: K; NYSE:

KGC). Teryl Resources owns a 20% working interest and Kinross Gold owns an 80% working interest in the Gil joint venture property. The 2001 Gil joint venture has been completed resulting in 3,500 feet of reverse circulation drilling and 1,900 feet of trenching assays as follows have been reported:

2001 Gil Trend Drill Summary
	Location	Hole #	Northing	Easting	Depth (ft)	From (ft)	To (ft)	Thickness (ft)	Grade (opt)	Comments
GVR	North Gil	247	32282	28657	350	15	20	5	0.037
GVR	SD Ridge	250	32750	32950	225	0	105	105	0.033	Hole ave. 225’ @ 0.02 opt
GVR	SD Ridge	251	32450	32850	640	60	75	15	0.052
GVR	Main Gil	254	32700	30400	285					No Significant Intercepts
GVR	North Gil	255	32770	28750	360	40	115	75	0.036	or 10-115’ @ 0.029 opt
GVR	North Gil	256	32650	28350	360	135	145	10	0.235
						190	240	50	0.050
						265	300	35	0.017
GVR	North Gil	257	32375	28450	300	235	255	20	0.025
GVR	SD Ridge	258	32365	32950	225	0	15	15	0.025
GVR	SD Ridge	259	33370	33150	185	0	5	5	0.063
						40	70	30	0.024
GVR	SD Ridge	260	33150	33470	85	0	25	25	0.036
GVR	SD Ridge	261	33150	33270	165	65	80	15	0.018
GVR	SD Ridge	262	32950	32050	205					No Significant Intercepts

On June 14, 2001 the Company issued a progress report on the oil and gas wells located in Burleson, Texas by our operator Union Pacific. The production for the Herrman Roy #4 well produced 1,419.70 barrels of oil and 6,129 MCF of gas from January to May of this year. The Jancik #1 well produced 7,675.89 barrels of oil and 1,708 MCF of gas from January to May of this year. The increase in production was due to a recent reworking of these wells.

Subsequent Events

By news release dated September 24, 2001 we announced that International Diamond Syndicate (owning a 16% interest in the joint venture) (40% owned by Teryl Resources Corp., 40% owned by Berkshire and 20% owned by Geodex) along with its partners Major General Resources and SouthernEra Resources Ltd. (collectively “MIS Group”) have optioned the Misty Lake property to BHP Diamonds.

The Misty Lake Property consisting of 35 claims covering about 71,600 acres is situated immediately to the south of the Mountain Province – De Beers Kennady Lake Project, about 300 kilometres east of Yellowknife, NWT, or 150 kilometres southeast of the Ekati Diamond Mine.

BHP has completed a detailed, helicopter borne magnetic-electromagnetic survey over the entire property. Previous work on the property has identified strong indicator mineral assemblages indicative of diamondiferous kimberlites.

At the present time, the Misty Lake Property interests are SouthernEra Resources Ltd. 60%, Major General Resources Ltd. 24% and the International Diamond Syndicate 16%. BHP have the right to earn an incremental interest in the property under the following work schedule:

A location map of the Misty Lake Property is available for viewing on Major General’s website www.majorgeneral.com.

On March 5, 2002 Teryl Resources Corp. and LinuxWizardry Systems, Inc. announced that a joint venture had been completed for a 50% interest in 30 Fish Creek claims in Alaska. The terms and conditions are that Teryl Resources Corp. will issue 200,000 treasury shares of its common shares and will give to LinuxWizardry Systems, Inc. a 5% royalty interest until $2,000,000 U.S. has been received from the royalty payments. Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production. Teryl also aggress to expend a minimum of $500,000 U.S. after three years from the date of the agreement.

Special Resolutions passed by Shareholders

At the Annual General Meeting held November 20, 2000, a motion was passed to increase the authorized common and voting shares from 30,000,000 to 100,000,000 without par value. At the balance sheet date this change had not been finalized.

FINANCING ACTIVITIES, PRINCIPAL PURPOSES AND MILESTONES, AND LIQUIDITY AND SOLVENCY

The Company did not issue any shares in 2002 nor in 2001. In March, 2001, the Company completed an agreement with IBK Capital Corp. to endeavour to raise up to 1,000,000 in capital on terms and conditions acceptable to the Company for which it has paid $ 16,000 in financing fees and out of pocket costs. The funds will be used for further development on the Gil joint venture and for working capital.

In 2002, the Company received loans, on a net basis, of $66,603 from related companies. Of the total cash raised of $66,603 from financing and investing activities together with an opening cash balance of $ 897, $ 3,989 surplus on operations and $69,670 was spent on exploration and development of mineral property interest compared to $ 70,531 being spent on operations and $ 139,385 being spent on exploration and development in 2001. The Company’s cash reserves as at February 28, 2002 were $ 1,819 compared to $ 8 ,867 as at February 28, 2001 and the working capital deficit increase by $546,651 to $ 989,068 compared to $ 442,417 as at February 28, 2001. The Company plans to raise funds through sale of capital stock and through option agreements on its mineral properties.